EXHIBIT 12.1

MURPHY OIL CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

(THOUSANDS OF DOLLARS)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Income from continuing operations before income taxes	$419,167	151,675	502,103	454,511	169,691
Distributions (less than) greater than equity in earnings of affiliates	(209)	(3)	(365)	(34)	64
Previously capitalized interest charged to earnings during period	10,457	7,748	3,450	3,507	3,146
Interest and expense on indebtedness	20,511	26,968	19,006	16,337	20,274
Interest portion of rentals*	9,857	9,445	7,953	5,808	3,267

Earnings before provision for taxes and fixed charges	$459,783	195,833	532,147	480,129	196,442

Interest and expense on indebtedness,
excluding capitalized interest	20,511	26,968	19,006	16,337	20,274
Capitalized interest	37,240	24,536	20,283	13,599	7,865
Interest portion of rentals*	9,857	9,445	7,953	5,808	3,267

Total fixed charges	$67,608	60,949	47,242	35,744	31,406

Ratio of earnings to fixed charges	6.8	3.2	11.3	13.4	6.3

*	Calculated as one-third of rentals, which is considered a reasonable approximation of interest factor.